TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)

	3 months ended March 31
Unaudited	2007	2006
Revenues	$723.7	$733.7
Trading purchases	(41.3)	(44.4)
Fuel and purchased power	(290.7)	(295.3)
Gross margin	391.7	394.0
Operations, maintenance and administration	135.1	133.0
Depreciation and amortization	99.0	101.5
Taxes, other than income taxes	5.5	5.5
Operating expenses	239.6	240.0
Operating income	152.1	154.0
Foreign exchange gain (loss)	0.1	(0.6)
Net interest expense (Note 5)	(37.3)	(40.5)
Equity loss	(8.9)	(1.0)
Earnings before income taxes and non-controlling interests	106.0	111.9
Non-controlling interests	16.0	18.9
Earnings before income taxes	90.0	93.0
Income tax expense	24.0	23.8
Net earnings	66.0	69.2
Common share dividends	(50.7)	(49.9)
Retained earnings
Opening balance	710.0	868.2
Closing balance	$725.3	$887.5
Weighted average common shares outstanding in the period	202.6	199.5
Net earnings per share, basic and diluted	$0.33	$0.35

TRANSALTA CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(in millions of Canadian dollars)

3 months ended March 31
Net earnings	$66.0
Other comprehensive income, net of tax (Note 2)
Gains on translating net assets of self-sustaining foreign operations	1.3
Losses on financial instruments designated as hedges of self-sustaining foreign operations	(3.3)
Losses on translation of self-sustaining foreign operations	(2.0)
Losses on derivatives designated as cash flow hedges	(86.7)
Gains on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period	5.5
Other comprehensive loss, net of tax	(83.2)
Comprehensive loss	$(17.2)

See accompanying notes

TRANSALTA CORPORATION / Q1 2007   1

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	Dec. 31
Unaudited	2007	2006
ASSETS		(Restated,
Current assets		Note 1)
Cash and cash equivalents	$78.5	$65.6
Accounts receivable	407.6	618.3
Prepaid expenses	26.5	9.1
Risk management assets (Notes 1 and 3)	70.1	72.2
Future income tax assets	55.4	25.8
Income taxes receivable	48.5	47.6
Inventory	38.7	53.0
Current portion of other assets (Note 1)	-	5.4
	725.3	897.0
Restricted cash (Note 13)	339.8	347.8
Investments	137.2	154.5
Long-term receivables	31.2	32.2
Property, plant and equipment
Cost	8,642.1	8,588.0
Accumulated depreciation	(3,647.6)	(3,546.1)
	4,994.5	5,041.9
Assets held for sale, net (Note 6)	110.1	109.8
Goodwill	137.7	137.5
Intangible assets	281.8	292.1
Future income tax assets	349.0	294.0
Risk management assets (Notes 1 and 3)	50.6	65.1
Other assets (Notes 1 and 4)	95.7	88.2
Total assets	$7,252.9	$7,460.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 3)	$349.2	$361.9
Accounts payable and accrued liabilities	364.6	441.9
Risk management liabilities (Note 3)	137.9	32.4
Income taxes payable	20.8	22.3
Future income tax liabilities	19.8	19.9
Dividends payable	47.9	51.5
Deferred credits and other current liabilities(Notes 1 and 7)	46.5	48.5
Current portion of long-term debt - recourse (Note 5)	204.6	205.0
Current portion of long-term debt - non-recourse (Note 5)	45.5	44.7
Preferred securities (Note 4)	-	175.0
	1,236.8	1,403.1
Long-term debt - recourse (Note 5)	1,687.8	1,681.5
Long-term debt - non-recourse (Note 5)	280.4	289.6
Deferred credits and other long-term liabilities (Notes 1 and 7)	394.3	410.4
Future income tax liabilities	650.6	698.6
Risk management liabilities (Note 3)	284.8	14.0
Non-controlling interests	530.2	535.0
Common shares (Note 10)	1,787.7	1,782.4
Retained earnings	725.3	710.0
Accumulated other comprehensive loss (Note 2)	(325.0)	(64.5)
	2,188.0	2,427.9
Total liabilities and shareholders’ equity	$7,252.9	$7,460.1

Contingencies (Notes 11 and 12)
Commitments (Notes 4 and 13)

See accompanying notes

2   TRANSALTA CORPORATION / Q1 2007

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2007	2006
Operating activities
Net earnings	$66.0	$69.2
Depreciation and amortization (Note 8)	99.9	110.3
Non-controlling interests	16.0	18.9
Asset retirement obligation accretion (Note 7)	6.0	5.0
Future income taxes	(3.2)	1.3
Asset retirement obligation costs settled (Note 7)	(3.2)	(0.8)
Unrealized losses from risk management activities	5.0	11.4
Foreign exchange (gain) loss	(0.1)	0.6
Equity loss	8.9	1.0
Other non-cash items	2.8	0.5
	198.1	217.4
Change in non-cash operating working capital balances	132.7	(16.7)
Cash flow from operating activities	330.8	200.7
Investing activities
Additions to property, plant and equipment	(54.3)	(29.2)
Equity investment	(10.0)	(0.3)
Restricted cash	9.4	(0.3)
Acquisition of Wailuku Hydro facility	-	(1.2)
Realized foreign exchange gain on net investments	-	18.7
Other	(0.1)	0.4
Cash flow used in investing activities	(55.0)	(11.9)
Financing activities
(Decrease) / Increase in short-term debt	(7.1)	125.5
Repayment of long-term debt (Note 5)	(11.7)	(259.6)
Dividends paid on common shares	(54.2)	(32.9)
Redemption of preferred securities (Note 5)	(175.0)	-
Net proceeds on issuance of common shares(Note 10)	4.7	2.6
Distributions to subsidiaries' non-controlling interests	(20.8)	(17.2)
Reduction in advance to TransAlta Power	1.4	4.3
Cash flow used in financing activities	(262.7)	(177.3)
Cash flow from operating, investing and financing activities	13.1	11.5
Effect of translation on foreign currency cash	(0.2)	(0.9)
Increase in cash and cash equivalents	12.9	10.6
Cash and cash equivalents, beginning of period	65.6	79.3
Cash and cash equivalents, end of period	$78.5	$89.9
Cash taxes paid	$21.9	$23.1
Cash interest paid	$25.9	$34.7

See accompanying notes

TRANSALTA CORPORATION / Q1 2007   3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.  Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and U.S. markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as those used in the corporation’s most recent annual consolidated financial statements, except as explained below.

Significant Accounting Policy Changes

Financial Instruments

On Jan. 1, 2007, TransAlta adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges. We adopted these standards retroactively with an adjustment of opening accumulated other comprehensive income (“AOCI”).

To present comparable 2006 balance sheet figures, prior year balances were reclassified.  Short-term and long-term risk management assets were increased by $11.2 million and $43.2 million respectively, and current and long-term portions of other assets were reduced by the corresponding amounts.  Short-term and long-term risk management liabilities were increased by $2.1 million and $13.0 million respectively, and current and long-term portions of deferred credits and other long-term liabilities were decreased by the corresponding amounts.  $64.5 million of cumulative losses on the translation of self-sustaining foreign subsidiaries was reclassified as the opening balance of AOCI.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and changes in prices, markets, interest rates, and exchange rates and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. TransAlta has included in the interim consolidated financial statements a consolidated statement of comprehensive income for the changes in these items during the first quarter of 2007, while the cumulative changes in OCI are included in AOCI, which is presented as a new category of shareholders’ equity on the consolidated balance sheet.

4   TRANSALTA CORPORATION / Q1 2007

The majority of the changes were reflected in the value of CD&M risk management assets and liabilities as well as in financial instruments used as hedges of debt and net investment of self-sustaining foreign subsidiaries. The impact of adopting these standards to our Dec. 31, 2006 balance sheet is outlined below:

	Price Risk Assets		Price Risk Liabilities
	Current	Long-Term	Current	Long-Term	Net
Net risk management assets (liabilities) outstanding at Dec. 31, 2006 - as reported	$72.2	$65.1	$(32.4)	$(14.0)	$90.9
Fair value of CD&M net risk management assets (liabilities) outstanding at Dec. 31, 2006	99.6	77.7	(122.2)	(276.3)	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	12.6	61.1	(3.9)	(22.1)	47.7
Total fair values	$112.2	$138.8	$(126.1)	$(298.4)	$(173.5)

The gross and net of tax impact of adopting these standards to the opening balance of AOCI are outlined below:

Net risk management assets outstanding at Dec. 31, 2006 - as reported	$90.9
Fair value of CD&M net risk management liabilities outstanding at Dec. 31, 2006	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	47.7
Total fair value of risk liabilities	(173.5)
Change in fair value	(264.4)
Tax	(87.1)
Adjustment to opening Accumulated Other Comprehensive loss from fair values	$(177.3)

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when we become a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value upon initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net earnings with the exception of derivatives designated as effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation which are recognized in OCI.

Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument, other than loans and receivables, was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held for-trading by way of this fair value option must have reliable fair values and satisfy one of the following criteria (i) when doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets, financial liabilities or both which are managed and evaluated on a fair value basis in accordance with our risk management strategy, and are reported to senior

TRANSALTA CORPORATION / Q1 2007   5

management personnel on that basis; or (iii) it is a derivative in a financial asset or financial liability and the derivative is not closely related to the host contract.

Our financial assets and liabilities designated as held-for-trading are primarily related to our energy trading segment.  Financial assets and liabilities, held to maturity, are primarily related to hedges of our self-sustaining foreign operations.

Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”). No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative it is re-measured at fair value at each balance sheet date and reported as a derivative in other assets or other liabilities, as appropriate.

In addition, Section 3855 requires that an entity must select an accounting policy of either expensing debt issue costs as incurred or applying them against the carrying value of the related asset or liability. TransAlta is currently applying net debt issue costs against the carrying value of the debt.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net earnings over the remaining term of the original hedging relationship.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while any ineffective portion is recognized in net earnings. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings. Gains and losses on derivatives are reclassified immediately to net earnings when the hedged item is sold or early terminated, or hedged anticipated transaction is not probable to occur.

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net earnings. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment; or reduction in equity of the foreign operation as a result of dividend distributions.

Impact upon adoption of Sections 1530, 3855 and 3865

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations, were recognized in opening AOCI as at Jan. 1, 2007. Adjustments arising from re-measuring financial assets classified as available-for sale at fair value were recognized in opening AOCI as at that date.

For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard,

6   TRANSALTA CORPORATION / Q1 2007

the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument was recognized in opening retained earnings and the carrying amount of the hedged item was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening retained earnings; (ii) Cash flow hedges and hedges of net investments in self-sustaining foreign operations – the effective cumulative portion of any gain or loss on the hedging instrument was recognized in AOCI and the cumulative ineffective portion was included in opening retained earnings (see Note 2).

We have recorded the following transition adjustments in our consolidated financial statements: recognition in AOCI of $177.3 million, net of taxes, related to the net losses for available-for-sale financial assets and cumulative losses on the effective portion of our cash flow hedges that are now required to be recognized under Sections 3855 and 3865. In addition, we have reclassified to AOCI, $64.5 million of net foreign currency gains that were previously presented as a separate item in shareholders’ equity.

Variable Interest Entities (“VIEs”)

On Sept. 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (“EIC-163”). EIC-163 provides additional clarification on how to analyze and consolidate VIEs when transactions take place to reduce the variability in the entity. EIC-163 became effective for us on Jan. 1, 2007, and its implementation does not have a material impact upon our consolidated financial position or results of operations.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On Dec. 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective for us on Jan. 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  We are currently assessing the impact of these new standards on our financial statements.

2.

SHAREHOLDER’S EQUITY

Consolidated Statement of Comprehensive Loss
(in millions of Canadian dollars)

3 months ended March 31
Other comprehensive income	Pre-tax	Net of tax
Gains on translating net assets of self-sustaining foreign operations	1.8	1.3
Losses on financial instruments designated as hedges of self-sustaining foreign
operations	(3.3)	(3.3)
Losses on translation of self-sustaining foreign operations	(1.5)	(2.0)
Losses on derivatives designated as cash flow hedges	(126.5)	(86.7)
Gains on derivatives designated as cash flow hedges in prior periods transferred
to net income in the current period	7.3	5.5
Other comprehensive loss	(120.7)	(83.2)
Comprehensive loss	$(120.7)	$(83.2)

TRANSALTA CORPORATION / Q1 2007   7

Statement of Shareholder's Equity
(in millions of Canadian dollars except per share amounts)

			Accumulated
			other	Total
	Common	Retained	comprehensive	shareholders
	shares	earnings	income	equity
Balance, Dec. 31, 2006 (Note 1)	1,782.4	710.0	(64.5)	2,427.9
Change in accounting policy (Note 1 )	-	-	(177.3)	(177.3)
Balance, Dec. 31, 2006, as adjusted	1,782.4	710.0	(241.8)	2,250.6
Net income for the 3 months ended March 31, 2007		66.0	-	66.0
Common shares issued (dividends declared)	5.3	(50.7)	-	(45.4)
Unrealized gains and losses on translating financial			(2.0)	(2.0)
statements of self-sustaining foreign operations
Gains and losses on derivatives designated as cash
flow hedges			(86.7)	(86.7)
Gains and losses on derivatives designated as cash
flow hedges in prior periods transferred to net income in			5.5	5.5
the current period
Balance, March 31, 2007	$1,787.7	$725.3	$(325.0)	$2,188.0

3.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to prices in active markets for that instrument to which we have access.  In the absence of an active market, we determine fair values based on valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as electricity prices, gas prices, and anticipated market growth. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result in significantly different fair values.

(a) Accounting for changes in fair value of financial instruments during the period

As described in Note 1, financial instruments classified as held-for trading are carried at fair value on the consolidated balance sheet. Any changes in the fair values of financial instruments classified as held-for-trading are recognized in net earnings except those contracts that are part of effective hedge relationships.

Carrying value and Fair value of selected Financial Instruments

While most financial assets and liabilities are carried at fair value, the following table provides a comparison of carrying values as at March 31, 2007, and Dec. 31, 2006, for selected financial instruments:

8   TRANSALTA CORPORATION / Q1 2007

Carrying value and fair value of financial instruments as at March 31, 2007
		Designated as	Per
	Classified as	held-to-maturity	Consolidated	Total
	held-for-trading	(Note 1)	Balance Sheet	Fair Value
Risk management assets
- Short Term	70.1	-	70.1	70.1
- Long Term	50.6	-	50.6	50.6
Total risk management assets	120.7	-	120.7	120.7
Short term debt	-	349.2	349.2	349.2
Risk management liabilities
- Short Term	137.9	-	137.9	137.9
- Long Term	284.7	-	284.8	284.8
Total price risk management liabilities	422.6	-	422.7	422.7
Debt
- Current portion of long-term debt recourse	-	204.6	204.6	204.6
- Current portion of long-term debt non-recourse	-	45.5	45.5	45.5
- Long-term debt recourse	-	1,687.8	1,687.8	1,687.8
- Long-term debt non-recourse	-	280.4	280.4	280.4
Total debt	-	2,218.3	2,218.3	2,218.3

1 Fair value option permitted as per Section 3855

We adopted Sections 1530, 3855, and 3865 effective Jan. 1, 2007. We adopted these standards retroactively with an adjustment of opening AOCI.

Carrying value and fair value of financial instruments as at Dec. 31, 2006
				Per
	Classified as	Designated as	Total Carrying	Consolidated	Total Fair
	held-for-trading	held-to-maturity	Value	Balance Sheet	Value[2]
Risk management assets
- Short Term	72.2	-	72.2	72.2	112.2
- Long Term	65.1	-	65.1	65.1	138.8
Total risk management assets	137.3	-	137.3	137.3	251.0
Short term debt	-	361.9	361.9	361.9	361.9
Risk management liabilities
- Short Term	32.4	-	32.4	32.4	126.1
- Long Term	14.0	-	14.0	14.0	298.4
Total risk management liabilities	46.4	-	46.4	46.4	424.5
Debt
- Current portion of long-term debt recourse	-	205.0	205.0	205.0	205.0
- Current portion of long-term debt non-recourse	-	44.7	44.7	44.7	44.7
- Long-term debt recourse	-	1,681.5	1,681.5	1,681.5	1,686.8
- Long-term debt non-recourse	-	289.6	289.6	289.6	289.6
Total debt	-	2,220.8	2,220.8	2,220.8	2,226.1

2 Differences between fair value and carrying value are a result of cash flow hedges that were not previously recorded, but have been accounted for under Section 3865.

(b) Hedging activities

We use derivatives and non-derivative financial instruments to manage our exposures to interest, commodity prices, currency, credit, and other market risks. When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting will be discontinued prospectively.

TRANSALTA CORPORATION / Q1 2007   9

Fair value hedges

We use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.   We also use foreign exchange contracts to hedge foreign currency denominated assets and liabilities.  See Note 5 for a further description of the terms and rates of these swaps.

For the quarter ended March 31, 2007, the ineffective portion of fair value hedges recognized in net income amounted to a pre-tax net unrealized loss of $nil.

Cash flow hedges

We use forward sale and purchase contracts, as well as foreign exchange contracts, to hedge the variability in future cash flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

For the quarter ended March 31, 2007, pre-tax net unrealized loss of $86.7 million were recorded in OCI for the effective portion of the cash flow hedges, and pre-tax unrealized gain of $5.5 million were reclassified to net income. A net unrealized loss of $nil was recognized in income for the ineffective portion.

Net investment hedges

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.  We also have foreign denominated expenses to assist in managing foreign currency exposures on earnings from self-sustaining foreign operations.

For the quarter ended March 31, 2007, the net loss of $2.0 million relating to our net investment in foreign operations was recognized in OCI.

The following table presents the fair values of derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value of derivative instruments as at March 31, 2007
				Not
			Net	Designated
	Fair Value	Cash Flow	Investment	in a hedging
(in thousands of dollars)	Hedges	Hedges	Hedges	relationship	Total
Financial Assets
Derivative instruments	15.2	(0.1)	57.7	47.9	120.7
Financial Liabilities
Derivative instruments	(8.2)	(392.2)	(4.5)	(17.8)	(422.7)

4.

RISK MANAGEMENT ASSETS AND LIABILITIES

Our risk management assets and liabilities are comprised of two major types: (1) those that are used in the CD&M and Generation segments in relation to trading activities and certain contracting activities and (2) those used in the hedging non-energy marketing transactions, debt, and the net investment in self-sustaining foreign subsidiaries.  The changes in each of these are described below.

10   TRANSALTA CORPORATION / Q1 2007

The overall balances reported in risk management assets and liabilities are shown below:

Balance Sheet	March 31, 2007			Dec. 31, 2006
	Energy			Energy
	trading	Other	Total	trading	Other	Total
Risk management assets
- Current	44.5	25.6	70.1	61.0	11.2	72.2
- Long-term	3.2	47.4	50.6	21.9	43.2	65.1
Risk management liabilities
- Current	(136.1)	(1.8)	(137.9)	(30.3)	(2.1)	(32.4)
- Long-term	(259.0)	(25.8)	(284.8)	(1.0)	(13.0)	(14.0)
Net risk management assets (liabilities) outstanding	(347.4)	45.4	(302.0)	51.6	39.3	90.9

The hedge and non-hedge values of other risk management assets and liabilities foe energy trading are included on the consolidated balance sheets as follows:

Balance Sheet	March 31, 2007			Dec. 31, 2006
				Total related to
	Hedges	Non-Hedges	Total	energy trading
Risk management assets
- Current	$0.7	$43.8	$44.5	$61.0
- Long-term	(0.9)	4.1	3.2	21.9
Risk management liabilities
- Current	(118.5)	(17.6)	(136.1)	(30.3)
- Long-term	(273.3)	14.3	(259.0)	(1.0)
Net risk management assets (liabilities) outstanding	$(392.0)	$44.6	$(347.4)	$51.6

The following table illustrates movements in the fair value of the corporation’s energy trading net risk management assets separately by source of valuation during the three months ended March 31, 2007:

	Hedges		Non-Hedges
	Mark to	Mark to	Mark to	Mark to
Change in fair value of net assets (liabilities)	Market	Model	Market	Model	Total
Net risk management assets outstanding at Dec. 31, 2006 - as reported	$-	$-	$52.7	$(1.1)	$51.6
Net risk management assets outstanding at Dec. 31, 2006 - fair value (Note 1)	(253.0)	(19.8)	52.7	(1.1)	(221.2)
Contracts realized, amortized or settled during the period	5.9	1.4	(13.5)	(0.4)	(6.6)
Changes in values attributable to market price and other market changes	(118.0)	(7.2)	3.2	(0.2)	(122.2)
New contracts entered into during the current calendar year	(4.8)	-	3.3	4.1	2.6
Changes in values attributable to discontinued hedge treatment of certain contracts	3.5	-	(3.5)	-	-
Net risk management assets (liabilities) outstanding at March 31, 2007	$(366.4)	$(25.6)	$42.2	$2.4	$(347.4)

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

							2012 and
		2007	2008	2009	2010	2011	thereafter	Total
Hedges	Prices actively quoted	$(80.9)	$(129.5)	$(99.8)	$(49.7)	$(4.8)	$(1.7)	$(366.4)
	Prices based on models	(3.5)	(6.5)	(6.7)	(6.4)	(2.5)	-	$(25.6)
		$(84.4)	$(136.0)	$(106.5)	$(56.1)	$(7.3)	$(1.7)	$(392.0)
Non-Hedges	Prices actively quoted	$42.7	$(0.8)	$0.3	$-	$-	$-	$42.2
	Prices based on models	1.1	1.1	0.2	-	-	-	$2.4
		$43.8	$0.3	$0.5	$-	$-	$-	$44.6
Grand total		$(40.6)	$(135.7)	$(106.0)	$(56.1)	$(7.3)	$(1.7)	$(347.4)

The corporations fixed price proprietary trading positions at March 31, 2007 and December 31, 2006, were as follows:

As a result of adopting new accounting standards on financial instruments certain risk management assets and liabilities used in hedging non-energy trading transactions, debt, and the net investment in self-sustaining foreign subsidiaries were recorded at fair value.

TRANSALTA CORPORATION / Q1 2007   11

	Hedges	Non-Hedges	Total
Net Other Risk Management Assets (Liabilities) at Dec. 31, 2006 - as reported	50.1	(10.8)	39.3
Net Other Risk Management Assets (Liabilities) at Dec. 31, 2006 - fair value	58.0	(10.3)	47.7
Changes in values attributable to realization of contracts- (gains)/losses	3.4	(0.3)	3.1
Unrealized changes attributable to market price and other market changes -gains/(losses)	(2.7)	(3.8)	(6.5)
Unrealized new contracts entered into during the current calendar year - gains/losses	1.1	-	1.1
Net Other Risk Management Assets (Liabilities) at March 31, 2007 - fair value	59.8	(14.4)	45.4

The hedge and non-hedge values of non-energy trading assets and liabilities included on the consolidated balance sheets are as follows:

Balance Sheet	March 31, 2007			Dec. 31, 2006
				Total related to
				non-energy
	Hedges	Non-Hedges	Total	trading
Risk management assets
- Current	$25.6	$-	$25.6	$11.2
- Long-term	47.4	-	$47.4	43.2
Risk management liabilities
- Current	(1.8)	-	$(1.8)	(2.1)
- Long-term	(11.4)	(14.4)	$(25.8)	(13.0)
Net risk management assets (liabilities) outstanding	$59.8	$(14.4)	$45.4	$39.3

The corporation’s physical electrical transmission contracts trading position was 2.6 million megawatt hours (MWh) at March 31, 2007 compared to 1.5 million MWh at Dec. 31, 2006.  The fair value of these contracts are recorded in other assets.

5.

LONG-TERM DEBT AND NET INTEREST EXPENSE

Amounts outstanding

	March 31, 2007			Dec. 31, 2006
	Fair Value[1]	Cost	Interest[2]	Fair Value	Cost	Interest [2]
Debentures, due 2007 to 2033	$1,159.4	$1,146.1	6.1%	$1,161.3	$1,146.4	6.1%
Senior Notes, US$600.0 million	687.1	695.2	6.3%	683.6	693.2	6.3%
Non-recourse debt	325.9	325.9	7.7%	334.3	334.3	7.7%
Notes payable - Windsor plant, due 2007 to 2014	45.9	45.9	7.4%	46.9	46.9	7.4%
Preferred securities, due in 2050	-	-	-	175.0	175.0	7.8%
	2,218.3	2,213.1		2,401.1	2,395.8
Less: current portion	(250.1)	(250.2)		(424.7)	(424.7)
	$1,968.2	$1,962.9		$1,976.4	$1,971.1

1 Fair value debentures and notes currently being utilized as Net Investment Hedge.

2 Interest is an average rate weighted by principal amounts outstanding before the effect of hedging

The corporation has converted fixed interest rate debt with rates ranging from 5.75 per cent to 6.90 per cent to floating rates through receive fixed pay floating interest rate swaps. The interest rate swaps have maturities ranging from 2011 to 2013.

On Jan. 2, 2007, the corporation redeemed its Preferred Securities which had an aggregate principal of $175.0 million.  As at Dec. 31, 2006 the Preferred Securities were presented as a liability on the consolidated balance sheets.  Distributions on these Preferred Securities are included in interest expense as shown below:

12   TRANSALTA CORPORATION / Q1 2007

3 months ended March 31	2007	2006
Interest on long-term debt	$38.8	$34.1
Interest on short-term debt	6.5	3.7
Interest on preferred securities	-	3.4
Interest income	(7.7)	(0.7)
Capitalized interest	(0.3)	-
Net interest expense	$37.3	$40.5

The corporation capitalizes interest during the construction phase of longer-term capital projects. The capitalized interest in 2007 relates to the corporation’s investment in Keephills 3 and Kent Hills.

6.

ASSETS HELD FOR SALE

As a result of the decision to stop mining at Centralia, all associated mining and reclamation equipment is being held for sale.  All equipment has been recorded at the lower of net book value or anticipated realized proceeds.  Due to the strong market for this equipment, it is anticipated that these assets will be sold during 2007. These assets are included in the Generation segment. During the first quarter of 2007 no assets were sold.

7.

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES

	March 31,
	2007	Dec. 31, 2006
Asset retirement obligation	$332.6	$328.5
Deferrred revenues and other	19.1	19.7
Power purchase arrangement in limited partnership	26.5	27.1
Accrued benefit liability	60.0	58.0
Centralia mine closure costs	2.6	25.6
	$440.8	$458.9
Less: current portion	(46.5)	(48.5)
	$394.3	$410.4

Reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2006	$328.5
Liabilities incurred in period	0.9
Liabilities settled in period	(3.2)
Accretion expense	6.0
Change in foreign exchange rates	0.4
Balance, March 31, 2007	$332.6

The amount of any asset retirement obligations due beyond one year are included in deferred credits and other long-term liabilities on the consolidated balance sheets. Any amount anticipated to be settled in the next 12 months is included in the current portion of deferred credits and long term liabilities on the consolidated balance sheets.

The Company has a right to recover a portion of future asset retirement costs.  The estimated present value of these payments have been recorded as a long-term receivable.

TRANSALTA CORPORATION / Q1 2007   13

8.

SEGMENTED DISCLOSURES

I. Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended March 31, 2007	Generation	CD&M	Corporate	Total
Revenues	$671.9	$51.8	$-	$723.7
Trading purchases	-	(41.3)	-	(41.3)
Fuel and purchased power	(290.7)	-	-	(290.7)
Gross margin	381.2	10.5	-	391.7
Operations, maintenance and administration	104.0	8.6	22.5	135.1
Depreciation and amortization	95.4	0.4	3.2	99.0
Taxes, other than income taxes	5.4	-	0.1	5.5
Intersegment cost allocation	7.1	(7.1)	-	-
Operating expenses	211.9	1.9	25.8	239.6
Operating income (loss)	$169.3	$8.6	$(25.8)	$152.1
Foreign exchange loss				0.1
Net interest expense				(37.3)
Equity loss				(8.9)
Earnings from operations before income taxes and non-controlling interests				$106.0

3 months ended March 31, 2006	Generation	CD&M	Corporate	Total
Revenues	$680.0	$53.7	$-	$733.7
Trading purchases	-	(44.4)	-	(44.4)
Fuel and purchased power	(295.3)	-	-	(295.3)
Gross margin	384.7	9.3	-	394.0
Operations, maintenance and administration	104.4	8.1	20.5	133.0
Depreciation and amortization	98.1	0.3	3.1	101.5
Taxes, other than income taxes	5.5	-	-	5.5
Intersegment cost allocation	6.9	(6.9)	-	-
Operating expenses	214.9	1.5	23.6	240.0
Operating income (loss)	$169.8	$7.8	$(23.6)	$154.0
Foreign exchange loss				(0.6)
Net interest expense				(40.5)
Equity loss				(1.0)
Earnings from operations before income taxes and non-controlling interests				$111.9

II. Selected balance sheet information

		Energy	Corporate
March 31, 2007	Generation	Trading		Total
Goodwill	$108.2	$29.5	$-	$137.7
Total segment assets	$5,878.6	$202.4	$1,171.9	$7,252.9
Dec. 31, 2006
Goodwill	$108.0	$29.5	$-	$137.5
Total segment assets	$6,159.3	$185.0	$1,115.8	$7,460.1

14   TRANSALTA CORPORATION / Q1 2007

III. Selected cash flow information

		Energy
3 months ended March 31, 2007	Generation	Trading	Corporate	Total
Capital expenditures	$51.1	$0.5	$2.7	$54.3
3 months ended March 31, 2006
Capital expenditures	$25.3	$1.9	$2.0	$29.2
Acqusitions	$1.2	$-	$-	$1.2

The reconciliation between depreciation expense on the income statement and statement of cash flows is presented below:

3 months ended March 31	2007
Depreciation and amortization expense for reportable segments	$99.0
Mining equipment depreciation, included in fuel and purchased power	7.0
Accretion expense, included in depreciation and amortization expense	(6.0)
Other	(0.1)
Depreciation and amortization expense per statements of cash flows	$99.9

9.

EMPLOYEE FUTURE BENEFITS

The corporation has registered pension plans in Canada, Mexico and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented.  Costs recognized in the period are presented below:

3 months ended March 31, 2007	Registered	Supplemental	Other	Total
Current service cost	$1.1	$0.3	$0.4	$1.8
Interest cost	5.1	0.6	0.3	6.0
Expected return on plan assets	(6.2)	-	-	(6.2)
Experience loss	0.2	0.1	-	0.3
Past service costs	-	(0.1)	0.1	-
Amortization of net transition (asset) obligation	(2.3)	0.1	-	(2.2)
Defined benefit (income) expense	(2.1)	1.0	0.8	(0.3)
Defined contribution option expense of registered pension plan	5.8	-	-	5.8
Net expense	$3.7	$1.0	$0.8	$5.5
3 months ended March 31, 2006	Registered	Supplemental	Other	Total
Current service cost	$1.1	$0.3	$0.4	$1.8
Interest cost	5.0	0.5	0.3	5.8
Expected return on plan assets	(6.4)	-	-	(6.4)
Experience loss	0.7	0.2	0.1	1.0
Amortization of net transition (asset) obligation	(2.3)	0.1	-	(2.2)
Defined benefit (income) expense	(1.9)	1.1	0.8	-
Defined contribution option expense of registered pension plan	5.5	-	-	5.5
Net expense	$3.6	$1.1	$0.8	$5.5

10.

COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At March 31, 2007, the corporation had 202.6 million (Dec. 31, 2006 – 202.4 million) common shares issued and outstanding.   During the three months ended March 31, 2007, 0.2 million (2006 – 1.0 million) shares were issued for net proceeds of $4.7 million (2006 – $23.0 million).  During the three months ended March 31, 2006 0.7 million shares were issued under the Dividend Reinvestment and Share Purchase Plan for gross proceeds of $17.3 million.  Effective Jan. 1, 2007 shares will be purchased on the open market.

TRANSALTA CORPORATION / Q1 2007   15

B.

Stock options

At March 31, 2007, the corporation had 1.9 million outstanding employee stock options (Dec. 31, 2006 – 2.2 million).  During the first quarter 0.1 million options with a weighted average exercise price of $16.00 were exercised resulting in 0.1 million shares issued.  0.1 million options cancelled or expired with a weighted average exercise price of $16.70.  These expired options were mostly part of the U.S. plan.

11.

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the corporation’s favour, the corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the corporation, taken as a whole.

12.

PRIOR PERIOD REGULATORY DECISION

In response to a complaint filed by San Diego Gas & Electric Company under Section 206 of the Federal Power Act (“FPA”), Federal Energy Regulatory Commission (“FERC”) established a claim of approximately US$46 million in refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange (“PX”) and the California Independent System Operator (“ISO”) during the Oct. 2, 2000 through June 20, 2001 period (the “Main Refund Transactions”).  TransAlta has provided US$46 million to account for refund liabilities relating to Main Refund Transactions.

TransAlta filed a cost of service based petition for relief from these refund obligations. FERC rejected TransAlta’s relief petition. On Dec. 1, 2006 TransAlta filed for rehearing of FERC’s rejection. FERC has not yet issued a decision on rehearing.

During settlement negotiations, the complaintants have sought to obtain refunds for two sets of transactions beyond the Main Refund Transactions.  The first set includes sales made by sellers in the PX and ISO markets in the period May 1 to Oct. 1, 2001 (the “Summer Transactions”).  The other set includes bilateral transactions between all sellers and a component of the California Department of Water Resources (“CDWR”) referred to as CERS (the “CERS Transactions”).  FERC has specifically rejected attempts to introduce refunds for the Summer and CERS Transactions.  Nonetheless, the California parties have sought rehearing of FERC’s refusal and appealed the refusal to the U.S. Court of Appeals for the Ninth Circuit.  TransAlta does not presently believe the California parties will be successful in obtaining refunds alleged for the Summer and CERS transactions.  TransAlta has not made any provision for such alleged refunds at this time.

13.

GUARANTEES

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives.  The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at March 31, 2007 was a maximum of $1.9 billion.  In addition, the corporation has a number of unlimited guarantees.  The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at March 31, 2007, under the limited and unlimited guarantees, was $253.0 million as compared to $285.3 million at Dec. 31, 2006.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts.  The amount guaranteed under these contracts at March 31, 2007 was a maximum of $1.1 billion, as compared to $788.3 million at Dec. 31, 2006.  In addition, the corporation has a number of unlimited guarantees.  To the extent actual obligations exist under the performance guarantees at March 31, 2007, they are included in accounts payable and accrued liabilities.

 A subsidiary of the corporation has entered into a credit derivative agreement. Under the terms of the agreement, upon any specified credit event by the corporation or any named subsidiary, the counterparty would have the right to deliver senior debt of the corporation or any named subsidiary in return for payment. The debt obligations referenced by this agreement have been included in the consolidated balance sheet and also include US$287 million of loans made to subsidiaries of the corporation.

The corporation has approximately $0.9 billion of credit available from its committed and uncommitted credit facilities to secure these exposures.

16   TRANSALTA CORPORATION / Q1 2007

Restricted cash is mostly comprised of an investment in Notes held in trust as security for a subsidiary’s obligation under a credit derivative agreement.  Should the subsidiary fail to perform its obligations under this agreement, the counterparty has the right to retain the Notes in satisfaction of the subsidiary’s obligation.  The Notes earn interest at six month LIBOR and mature in 2016.

14.

RELATED PARTY TRANSACTIONS

On March 8, 2006, TransAlta Cogeneration LP (“TA Cogen”) entered into an agreement with TEC whereby TEC provided a financial fixed-for-floating price swap to TA Cogen at market prices during planned maintenance at Sheerness plant in the second quarter of 2006.  The swap was settled in the second quarter of 2006 and did not have a material effect on the financial statements.

In August 2006, TransAlta entered into an agreement with CE Gen, a corporation jointly controlled by TransAlta and MidAmerican, a subsidiary of Berkshire Hathaway, whereby TransAlta buys available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, TA Cogen entered into various transportation swap transactions with a wholly owned subsidiary of TransAlta, TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides management services to Sheerness, which is operated by Canadian Utilities.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract with an external third party, therefore TransAlta has no risk other than counterparty risk.

TRANSALTA CORPORATION / Q1 2007   17

SUPPLEMENTAL INFORMATION

		March 31		Dec. 31
(Annualized)		2007		2006
				(Restated,
				Note 1)
Closing market price		$25.00		$26.64
Price range (last 12 months)	High	$27.25		$26.91
	Low	$23.59		$20.22
Debt/invested capital (including non recourse debt)		41.4%		40.4%
Debt/invested capital (excluding non recourse debt)		37.5%		36.4%
Return on common shareholders' equity		1.4%		1.8%
Return on invested capital		2.4%		2.5%
Book value per share		$12. 40		$12.31
Cash dividends per share		$1.00		$1.00
Price/earnings ratio (times)		127.4	x	121.1	x
Dividend payout ratio		482.8%		447.7%
Dividend coverage (times)		3.1	x	2.4	x
Dividend Yield		4.0%		3.8%
Cash Flow to Debt		26.1%		26.2%

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Cash flow to total debt = cash flow from operations before changes in working capital / two-year average of total debt

Dividend payout = dividends / net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

18   TRANSALTA CORPORATION / Q1 2007

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of fuel).

TRANSALTA CORPORATION / Q1 2007   19

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Joel Thompson

Director, Communications

Phone

403.267.7208

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Director, Investor Relations

Mardell Van Nieuvenhuyse, CFA

Senior Analyst, Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

20   TRANSALTA CORPORATION / Q1 2007